SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Sanchez Midstream Partners LP
(Name of Issuer)

Stonepeak Catarina Holdings, LLC
SP Common Equity Subsidiary LLC
Stonepeak Texas Midstream Holdco LLC
Stonepeak Catarina Upper Holdings LLC
Stonepeak Infrastructure Fund (Orion AIV) LP
Stonepeak Associates LLC
Stonepeak GP Holdings LP
Stonepeak GP Investors LLC
Stonepeak GP Investors Manager LLC
Michael Dorrell
Sanchez Midstream Partners LP
Sanchez Midstream Partners GP LLC
(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)
79971C201
(CUSIP Numbers of Class of Securities)

Adrienne Saunders General Counsel c/o Stonepeak Infrastructure Partners 55 Hudson Yards 550 W. 34th St., 48th Floor New York, NY 10001 (212) 907-5100	Charles C. Ward Chief Financial Officer Sanchez Midstream Partners GP LLC 1360 Post Oak Blvd., Suite 2400 Houston, Texas 77056 (713) 783-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copies to:
George J. Vlahakos Sidley Austin LLP 1000 Louisiana Street, Suite 5900 Houston, Texas 77002 (713) 495-4522	Philip M. Haines Hunton Andrews Kurth LLP 600 Travis, Street 4200 Houston, Texas 77002 (713) 220-4200
This statement is filed in connection with (check the appropriate box):
a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction value*	Amount of filing fee**
$9,244,293.00	$1,008.55

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of Sanchez Midstream Partners LP (“SNMP”) not owned by Stonepeak Catarina Holdings, LLC (“Stonepeak”) and its affiliates at a purchase price of $0.62 per Common Unit, net to the seller in cash, which is equal to the price which would be paid if Stonepeak caused the exercise of the limited call right described in this Transaction Statement on Schedule 13E-3, including the exhibits attached hereto. On December 8, 2020, 19,953,880 Common Units were outstanding of which 5,043,730 are owned by Stonepeak and its affiliates. Accordingly, this calculation assumes the purchase of 14,910,150 Common Units, the maximum number of Common Units that may be acquired in the transactions.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021 issued by the Securities and Exchange Commission, equals $109.10 per million dollars of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,008.55	Filing Party: Stonepeak Catarina Holdings, LLC et al.
Form or Registration No.: Schedule 13e-3 (File No. 005-82227)	Date Filed: December 11, 2020

Introduction
This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as amended from time to time, this “Transaction Statement”), together with the exhibits hereto, is being jointly filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) Stonepeak Catarina Holdings, LLC, a Delaware limited liability company (“Stonepeak Catarina” and, together with its subsidiaries, other than SNMP (as defined herein) “Stonepeak”), SP Common Equity Subsidiary LLC, a Delaware limited liability company, Stonepeak Texas Midstream Holdco LLC, a Delaware limited liability company, Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company, Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership, Stonepeak Associates LLC, a Delaware limited liability company, Stonepeak GP Holdings LP, a Delaware limited partnership, Stonepeak GP Investors LLC, a Delaware limited liability company, Stonepeak GP Investors Manager LLC, a Delaware limited liability company, and Michael Dorrell, a citizen of the United States of America, (ii) Sanchez Midstream Partners GP LLC, a Delaware limited liability company and the general partner of SNMP (the “General Partner”), and (iii) Sanchez Midstream Partners LP, a Delaware limited partnership (“SNMP”).
This Transaction Statement relates to the execution of a letter agreement, dated November 16, 2020 (the “Common Unit PIK Distribution Agreement”), pursuant to which Stonepeak Catarina, SNMP and the General Partner agreed that future quarterly distributions on the Class C Preferred Units representing limited partner interests in SNMP (“Class C Preferred Units”) are payable, at Stonepeak Catarina’s election, in common units representing limited partner interests in SNMP (“Common Units”) (any such quarterly distribution that is paid in Common Units, a “Common Unit PIK Distribution”) in lieu of a quarterly distribution paid in kind with additional Class C Preferred Units (such additional units, “Class C Preferred PIK Units”).
On February 1, 2021, Stonepeak Catarina acquired 22,274,869 Common Units with respect to the Common Unit PIK Distribution for the third quarter of 2020. In addition, on January 28, 2021, Stonepeak Catarina provided SNMP with its notice of election to receive a Common Unit PIK Distribution for the fourth quarter of 2020, pursuant to which it will receive 12,445,491 Common Units (the “Fourth Quarter Common Unit PIK Distribution”).
As of February 1, 2021, there were 42,228,749 outstanding Common Units, and Stonepeak owned (i) 27,318,599 Common Units, representing approximately 64.7% of the outstanding Common Units, (ii) all of the issued and outstanding Class C Preferred Units, (iii) a warrant (the “Warrant”) that entitles Stonepeak Catarina to receive junior securities of SNMP (including Common Units) representing 10% of all junior securities deemed outstanding when exercised, (iv) the non-economic general partner interest in SNMP and (v) all of SNMP’s incentive distribution rights. Following the Fourth Quarter Common Unit PIK Distribution, Stonepeak will own 39,764,090 Common Units (45,947,272 Common Units assuming the full exercise of the Warrant following the fourth Quarter Common Unit PIK Distribution), representing approximately 72.7% (75.5% assuming the full exercise of the Warrant following the Fourth Quarter Common Unit PIK Distribution) of the outstanding Common Units.
At any time Stonepeak holds more than 80% of the outstanding Common Units, whether as a result of Common Unit PIK Distributions, the exercise of the Warrant or other acquisition of Common Units, which could occur as early as the first quarter of 2021 (based on the price per Common Unit as of the date of this Transaction Statement), and completes the Stonepeak LCR Transfer (as defined herein), Stonepeak will be able to cause the General Partner or a controlled affiliate of the General Partner to exercise the limited call right (the “limited call right”) provided for in Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of SNMP (the “Partnership Agreement”) to purchase all outstanding Common Units (other than Common Units held by the General Partner or its controlled affiliates), at a price per Common Unit determined pursuant to Section 15.1 of the Partnership Agreement. As of the date of this Transaction Statement, the General Partner and its controlled affiliates do not own any Common Units.
The Common Unit PIK Distributions, the potential exercise of the Warrant and, if exercised, the exercise of the limited call right are referred to in this Transaction Statement as the “Transactions.”
As of the date of this Transaction Statement, Stonepeak has not exercised the Warrant and has not caused the exercise of the limited call right. However, the execution of the Common Unit PIK Distribution

Agreement may be deemed to constitute a step towards one or more transactions that may constitute a “Rule 13e-3 transaction” under the rules and regulations of the SEC pursuant to the Exchange Act. This Transaction Statement is being provided to holders of Common Units (“Common Unitholders”) in order to satisfy the requirements of Rule 13e-3 in connection with the Common Unit PIK Distribution Agreement.
Attached hereto as Exhibit (a)(3) is a Disclosure Statement (the “Disclosure Statement”) that provides disclosure concerning the Transactions. All information in the Disclosure Statement is hereby expressly incorporated by reference in answer to all items in this Transaction Statement and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 1.   Summary Term Sheet.
Item 1001 of Regulation M-A
The information set forth in the Disclosure Statement under “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
Item 1002 of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning SNMP” is incorporated herein by reference.
(b)    The exact title and class of the subject equity securities is “Common Units Representing Limited Partner Interests.” As of February 1, 2021, there were 42,228,749 outstanding Common Units.
(c)    The information set forth in the Disclosure Statement under “The Transactions — Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.
(d)    The information set forth in the Disclosure Statement under “The Transactions — Price Range of Common Units; Distributions on Common Units” is incorporated herein by reference.
(e)    None.
(f)    The information set forth in Disclosure Statement under “Special Factors — Background of the Transactions” is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
Item 1003(a)-(c) of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “Special Factors — Certain Relationships Between Stonepeak and SNMP,” “The Transactions — Certain Information Concerning the Stonepeak Filing Entities,” “The Transactions — Certain Information Concerning SNMP” and “Schedule A — Directors and Executive Officers of the General Partner” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities” and “The Transactions — Certain Information Concerning SNMP” is incorporated herein by reference.
(c)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities,” “The Transactions — Certain Information Concerning SNMP” and “Schedule A — Directors and Executive Officers of the General Partner” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
Item 1004(a) and (c)-(f) of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “Summary Term Sheet — What are the material terms of the Common Unit PIK Distribution Agreement?,” “Summary Term Sheet — What

are the United States federal income tax consequences of having Common Units purchased as a result of the Limited Call Right?,” “The Transactions — The Common Unit PIK Distribution Agreement,” “The Transactions — Warrant Exercise,” “The Transactions — Limited Call Right” and “The Transactions — Material United States Federal Income Tax Consequences” is incorporated herein by reference.
(c)    The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions,” and “The Transactions — Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.
(d)    The information set forth in the Disclosure Statement under “The Transactions — Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.
(e)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning the Stonepeak Filing Entities” is incorporated herein by reference.
(f)    Not applicable.
Item 5.   Past Contacts, Negotiations and Agreements.
Item 1005(a)-(c) and (e) of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and SNMP” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and SNMP” is incorporated herein by reference.
(c)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” and “Special Factors — Certain Relationships Between Stonepeak and SNMP” is incorporated herein by reference.
(e)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions,” “Special Factors — Transactions and Arrangements Concerning the Common Units,” “Special Factors — Interests of Certain Persons in the Common Unit PIk Distributions and the Exercise of the Call Right,” and “Special Factors — Certain Relationships Between Stonepeak and SNMP” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
Item 1006(b) and (c)(1)-(8) of Regulation M-A
(b)    The information set forth in the Disclosure Statement under “Summary Term Sheet — Is this the first step in a “going-private” transaction?,” “Special Factors — Certain Effects of the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(1)  The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.

(c)(2)  The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(3)  The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(4)  The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(5)  The information set forth in the Disclosure Statement under “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions; Consideration of Alternatives,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(6)  The information set forth in the Disclosure Statement under “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(7)  The information set forth in the Disclosure Statement under “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
(c)(8)  The information set forth in the Disclosure Statement under “Summary Term Sheet — Is this the first step in a “going-private” transaction?,” “Special Factors — Certain Effects of the Common Unit PIK Distributions and the Exercise of the Limited Call Right,” and “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act” is incorporated herein by reference.
Item 7.   Purposes, Alternatives, Reasons and Effects.
Item 1013 of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Special Factors — Background of the Transactions,” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions” is incorporated herein by reference.
(c)    The information set forth in the Disclosure Statement under “Special Factors — Background of the Transactions” and “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP After the Transactions” is incorporated herein by reference.
(d)    The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Summary Term Sheet — What are the United States federal income tax consequences of having Common Units purchased as a result of the Limited Call Right?,” “Special Factors — Background of the Transactions,” “Special Factors — Purposes of and Reasons for the Transactions; Consideration of Alternatives; Plans for SNMP

After the Transactions,” “The Transactions — Possible Effects of the Transactions on the Market for Common Units; Stock Exchange Listing; Registration under the Exchange Act,” “The Transactions — Material United States Federal Income Tax Consequences,” and “The Transactions — Appraisal Rights; “Going-Private” Rules” is incorporated herein by reference.
Item 8.   Fairness of the Transaction.
Item 1014 of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and SNMP Regarding the Fairness of the Common Unit PIK Distributions and, if Exercised, the Exercise of the Limited Call Right” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and SNMP Regarding the Fairness of the Common Unit PIK Distributions and, if Exercised, the Exercise of the Limited Call Right” is incorporated herein by reference.
(c)    The information set forth in the Disclosure Statement under “Summary Term Sheet — Am I requested, required or entitled to make any decisions in connection with the Transactions?” is incorporated herein by reference.
(d)    The information set forth in the Disclosure Statement under “Summary Term Sheet — Has Stonepeak negotiated, or sought the approval of, the terms of the Common Unit PIK Distribution Agreement with SNMP, the board of directors of the General Partner or a committee thereof?” is incorporated herein by reference.
(e)    The information set forth in the Disclosure Statement under “Summary Term Sheet — Has Stonepeak negotiated, or sought the approval of, the terms of the Common Unit PIK Distribution Agreement with SNMP, the board of directors of the General Partner or a committee thereof?” is incorporated herein by reference.
(f)    The information set forth in the Disclosure Statement under “Special Factors — The Position of Stonepeak and SNMP Regarding the Fairness of the Common Unit PIK Distributions and, if Exercised, the Exercise of the Limited Call Right” is incorporated herein by reference.
Item 9 of Schedule 13E-3.   Reports, Opinions, Appraisals and Negotiations.
Item 1015 of Regulation M-A
(a)    No report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction was received by SNMP or any of its affiliates.
(b)    Not applicable.
(c)    Not applicable.
Item 10.   Source and Amount of Funds or Other Consideration.
Item 1007 of Regulation M-A.
(a)    The information set forth in the Disclosure Statement under “Summary Term Sheet — Will Stonepeak have the financial resources to pay for all of the Common Units that it will acquire if the limited call right is exercised?” and “The Transactions — Source and Amount of Funds” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “Summary Term Sheet — What are the material terms of the Common Unit PIK Distribution Agreement?,” “Summary Term Sheet — Will Stonepeak have the financial resources to pay for all of the Common Units that it will acquire if the limited call right is exercised?,” “The Transactions — The Common Unit PIK Distribution Agreements,” and “The Transactions — Source and Amount of Funds” is incorporated herein by reference.

(c)    The information set forth in the Disclosure Statement under “The Transactions — Fees and Expenses” is incorporated herein by reference.
(d)    The information set forth in the Disclosure Statement under “The Transactions — Source and Amount of Funds” is incorporated herein by reference.
Item 11.   Interest in Securities of the Subject Company.
Item 1008 of Regulation M-A
(a)    The information set forth in Disclosure Statement under “Special Factors — Transactions and Arrangements Concerning the Common Units” and “Schedule B — Ownership of Common Units by Stonepeak Catarina and Certain Related Persons” is incorporated herein by reference.
(b)    The information set forth in Disclosure Statement under “Special Factors — Transactions and Arrangements Concerning the Common Units” and “Schedule B — Ownership of Common Units by Stonepeak Catarina and Certain Related Persons” is incorporated herein by reference.
Item 12 of Schedule 13E-3.   The Solicitation or Recommendation.
Item 1012(d) and (e) of Regulation M-A
(d)    Not applicable.
(e)    Not applicable.
Item 13.   Financial Statements.
Item 1010(a) and (b) of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning SNMP” is incorporated herein by reference. The financial statements of SNMP are also incorporated herein by reference to “Part II — Item 8 — Financial Statements and Supplementary Data” of its Annual Report on Form 10-K for the year ended December 31, 2019 and “Part I — Item 1 — Financial Statements (Unaudited)” of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.
(b)    Pro forma financial information is not material to Transactions.
(c)    The information set forth in the Disclosure Statement under “The Transactions — Certain Information Concerning SNMP — Summary Consolidated Financial Information” is incorporated herein by reference.
Item 14.   Persons/Assets Retained, Employed, Compensated or Used.
Item 1009 of Regulation M-A
(a)    The information set forth in the Disclosure Statement under “The Transactions — Fees and Expenses” is incorporated herein by reference.
(b)    The information set forth in the Disclosure Statement under “Summary Term Sheet,” “Special Factors — Background of the Transactions,” and “Special Factors — Interests of Certain Persons in the Common Unit PIK Distributions and the Exercise of the Limited Call Right” is incorporated herein by reference.
Item 15.   Additional Information.
Item 1011(b) and (c) of Regulation M-A
(b)    None.
(c)    None.

Item 16 of Schedule 13E-3.   Exhibits.
Item 1016(a)-(d), (f) and (g) of Regulation M-A
Exhibit No.	Description
(a)(3)	Disclosure Statement, dated February 2, 2021
(b)	None
(c)	None
(d)(1)	Letter Agreement, dated November 16, 2020, by and between Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings, LLC (filed as Exhibit 3.2 to Form 10-Q filed by Sanchez Midstream Partners LP on November 16, 2020, File No. 001-33147, and incorporated herein by reference)*
(d)(2)	Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (filed as Exhibit 10.1 to Form 10-Q filed by Sanchez Midstream Partners LP on May 15, 2015, File No. 001-33147, and incorporated herein by reference)*
(d)(3)	Amended and Restated Board Representation and Standstill Agreement, dated August 2, 2019, by and among Sanchez Midstream Partners LP, Sanchez Midstream Partners GP LLC and Stonepeak Catarina Holdings LLC (filed as Exhibit 10.1 to Form 8-K filed by Sanchez Midstream Partners LP on August 5, 2019, File No. 001-33147, and incorporated herein by reference)*
(f)	None
(g)	None

*
Previously filed on December 11, 2020.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2021	SP COMMON EQUITY SUBSIDIARY LLC
	By:	STONEPEAK CATARINA HOLDINGS, LLC, its sole member
	By:	STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK CATARINA HOLDINGS, LLC
	By:	STONEPEAK TEXAS MIDSTREAM HOLDCO LLC, its managing member
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
	By:	STONEPEAK ASSOCIATES LLC, its managing member
	By:	STONEPEAK GP HOLDINGS LP, its sole member
	By:	STONEPEAK GP INVESTORS LLC, its general partner
	By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
	By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK ASSOCIATES LLC
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK GP HOLDINGS LP
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member

STONEPEAK GP INVESTORS LLC
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK TEXAS MIDSTREAM HOLDCO LLC
By:	STONEPEAK ASSOCIATES LLC, its managing member
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
STONEPEAK GP INVESTORS MANAGER LLC
By:	/s/ Michael Dorrell Name: Michael Dorrell Title: Managing Member
By:	/s/ Michael Dorrell Name: Michael Dorrell
SANCHEZ MIDSTREAM PARTNERS LP
By:	Sanchez Midstream Partners GP LLC, its general partner
By:	/s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer and Secretary
SANCHEZ MIDSTREAM PARTNERS GP LLC
By:	/s/ Charles C. Ward Name: Charles C. Ward Title: Chief Financial Officer and Secretary